PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 25 Sep 2002 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 69 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **(SA-SP/2002) - PUBLICATION DATE CHANGE**

The Management Board of PROKOM Software SA informs, that:

Publication date of the semi-annual consolidated report (SA-PS/2002) was changed. The report will be available to public on 21 October, 2002.


02055036

25 Sep 2002 Bogdan Bartkowski
Member of the Management Board

PROKOM
SOFTWARE SA

FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 25 Sep 2002 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.21 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SELLING OFF OF SIGNIFICANT BLOCK OF SHARES**

The Management Board of Prokom Software SA informs that:

on 25 September 2002 the Company received information that Commercial Union Otwarty Fundusz Emerytalny BPH CU WBK is the proprietor of 2,961 A series convertible bonds and 553,187 shares of Prokom Software SA which constitute 4.11% of share capital and entitle to execute 553,187 votes at the Company's General Shareholders' Meeting, which constitute 3.89% of votes.
Theoretical, total share of Commercial Union OFE BPH CU WBK,after conversion of all issued bonds, would came to 751,576 shares which constitute 5.08% of share capital and entitle to execute 751,576 votes at the Company's General Shareholders' Meeting, which would constitute 4.84% of votes.

25 Sep 2002 Bogdan Bartkowski
Member of the Management Board